Exhibit 21

List of Subsidiaries

1. Restoration Hardware Canada Inc., incorporated under the laws of British Columbia, Canada

2. The Michaels Furniture Company, Inc. (f/k/a Michael’s Concepts in Wood, Inc.), incorporated under the laws of the State of California.

3. RHG Management, LLC, incorporated under the law of the State of Maryland.